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10029240

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-47651

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

AGINCOURT, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Chesney House, 96 Pitts Bay Road
                        (No. and Street)

Pemroke, HM 08 Bermuda
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Love - President   (732) 462-5154
                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
                (Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204   New York   New York   10016
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Douglas A. Love - President</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Agincourt, Ltd., as of <u>December 31, 2009</u>, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 01LE6161424
Qualified in Kings County
Commission Expires February 26, 20 11

Douglas A. Love – President

Sworn and subscribed to before me this 22 day of February , 20 10 .

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10



VB&T

Certified Public Accountants, PLLC

183 Madison Avenue	4920 York Road, Suite 2EE1	E-mail:
Suite 204	P.O. Box 179	fvb@getcpa.com
New York, NY 10016	Buckingham, PA 18912	rtse@getcpa.com
T:1.212.448.0010	T:1.215.794.9444	www.getcpa.com
F:1.212.448.0053	F:1.215.794.9445	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Agincourt, LTD.

We have audited the accompanying balance sheet of Agincourt, LTD., as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agincourt, LTD. at December 31, 2009, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 23, 2010

AGINCOURT, LTD.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Cash	$	41,989
Total Assets	$	41,989

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	9,220
Due to affiliate		15,899
Total Liabilities		25,119
Stockholder's Equity		
Class A Common stock - $1 par value		12,000
12,000 shares authorized, issued and outstanding		
Class B Common Stock - no par value		50,000
228,000 shares authorized, issued and outstanding		
Additional paid-in capital		216,334
Accumulated (deficit)		(261,464)
Total Stockholder's Equity		16,870
Total Liabilities and Stockholder's Equity	$	41,989

See Independent Accountants' Report and Accompanying Notes

AGINCOURT, LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:		
Fees	$	304,918
Other income		14,200
Total Revenues		319,118
Costs and Expenses:		
Commissions		273,066
Other operating expenses		25,161
Professional fees		18,680
Management fees		14,200
Regulatory fees		5,881
Total Costs and Expenses		336,988
Net Loss	$	(17,870)

See Independent Accountants' Report and Accompanying Notes

AGINCOURT, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net Loss	$ (17,870)
Adjustment to reconcile net (loss) to	
net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
(Decrease) in accounts payable and accrued expenses	(279)
Net cash (used) by operating activities	(18,149)
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Due to affiliate	3,061
Net cash provided by financing activities	3,061
Net (decrease) in cash	(15,088)
Cash at beginning of year	57,077
Cash at end of year	$ 41,989
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Income taxes	$ 4,070

AGINCOURT, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2009	$ 62,000	$ 216,334	$ (243,594)	$ 34,740
Net (loss) for the year	-	-	(17,870)	(17,870)
Balances, December 31, 2009	$ 62,000	$ 216,334	$ (261,464)	$ 16,870

1. **ORGANIZATION AND NATURE OF BUSINESS**

    Agincourt, LTD., (the "Company") was formed on April 26, 1994 in Bermuda as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

    The Company is a managing broker-dealer for Investors Guaranty Fund Ltd. ("IGF), seeking to identify candidate purchasers of adjustable rate guaranteed investment agreements ("Adjustable Rate GIAs") issued by IGF and to introduce those candidates to IGF.

    The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii). At December 31, 2009, the Company did not participate in any securities transactions requiring a clearing agreement with any clearing broker.

2. **SIGNIFICANT ACCOUNTING POLICIES**

    Use of Estimates

    The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2009, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. **NET CAPITAL REQUIREMENTS**

    The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $16,870 which was $11,870 in excess of the SEC minimum capital requirement.

4.   **CONTINGENCIES**

The Company is involved in activities related to securities transactions with commercial banks and other brokers and dealers. These activities may expose the Company to certain off-balance sheet and credit risks in the event a counter-party is unable to fulfill its contractual obligations.

The Company has established commission agreements with various sales finders on a contingency basis, such that payments will only be made upon completion of sales created by a sales finder.

The Company rents office space from a third party on a month-to-month basis. In 2009, rent expense incurred was $3,000.

5.   RELATED PARTY TRANSACTIONS

During 2009, an affiliated company, Devonshire Capital, Inc., incurred administrative and professional services on behalf of the Company. In accordance with an agreement executed between the parties, the Company is liable to Devonshire Capital, Inc. for such services incurred during any calendar year, not to exceed $25,000. During 2009, Devonshire Capital, Inc. incurred approximately $14,200 in expenses on behalf of the Company. At December 31, 2009, the outstanding amount due to the affiliate was $15,899.

6.   INCOME TAX

The Company is incorporated in the Islands of Bermuda, which does not have an income tax. However, it does have an exempt company tax, which is based on the Company's capital.

7.   CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to significant concentrations of credit risk consists principally of cash. The Company maintains cash with a financial institution in Bermuda.

AGINCOURT, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:
    Total stockholder's equity $ 16,870

Deductions and/or charges:
    Non-allowable assets:
        None   -

Net capital before haircuts on securities positions   16,870

Haircuts on securities positions

Net Capital $ 16,870

AGGREGATE INDEBTEDNESS:
    Items included in the statement of financial condition:
        Accounts payable and accrued expenses $ 25,119

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
    Minimum net capital required $ 5,000

Excess net capital $ 11,870

Excess net capital at 1,000% $ 14,358

Ratio: Aggregate indebtedness to net capital is   149%

The above computation agrees with the December 31, 2009 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.



VB&T

Certified Public Accountants, PLLC

| 183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053 | 4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445 | E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Agincourt, Ltd.

In planning and performing our audit of the financial statements and supplementary information of Agincourt, Ltd. (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, NY
February 23, 2010

Agincourt, Ltd.
(SEC I.D. No. 8-47651)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2009

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL